SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

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SCHEDULE 14D-9/A

(RULE 14d-101)

Solicitation/Recommendation Statement
Under Section 14(d)(4) of
the Securities Exchange Act of 1934
(Amendment No. 4)

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Wegener Corporation

(Name of Subject Company)

Wegener Corporation

(Name of Person Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

948585 10 4
(CUSIP Number of Class of Securities)

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Robert A. Placek
Chairman of the Board, President and Chief Executive Officer
Wegener Corporation
11350 Technology Circle
Duluth, Georgia 30097
(770) 814-4000
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of the Person Filing Statement)

Copies to:

Marlon F. Starr, Esq.
Smith, Gambrell & Russell, LLP
Suite 3100, Promenade II
1230 Peachtree Street, N.E.
Atlanta, Georgia 30309-3592
(404) 815-3500

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

SIGNATURE
Exhibit Index
EX-99.(A)(8) PRESS RELEASE DATED MAY 14, 2003
EX-99.(A)(9) LETTER DATED MAY 14, 2003

     This Amendment No. 4 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the “Commission”) on May 6, 2003 (the “Schedule 14D-9”) by Wegener Corporation, a Delaware corporation (the “Company” or “Wegener”) relating to the tender offer made by WC Acquisition Corp. (the “Offeror”), a wholly owned subsidiary of Radyne ComStream Inc. (“Radyne”), as set forth in a tender offer statement filed by the Offeror and Radyne on Schedule TO dated April 23, 2003, as amended (the “Schedule TO”), to pay $1.55 per share net to the seller in cash, for each share of Wegener common stock, upon the terms and conditions set forth in the Schedule TO. Unless otherwise indicated, all capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 14D-9.

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     Item 3. Past Contacts, Transactions, Negotiations and Agreements

     The following is hereby added to the end of the subsection entitled “Background of the Radyne Offer” under this Item:

     Also on May 13, 2003, and at about the same time Wegener mailed its letter to stockholders and issued its press release announcing such letter, Mr. Placek received a letter from Mr. Fitting addressed to the Wegener Board stating that Radyne would raise its Offer Price by an aggregate of up to $1.05 million (equal to the estimated severance payments to Wegener’s three most senior executive officers under the retention agreements entered into with senior management), IF Wegener agreed to (i) rescind those retention agreements; (ii) limit the potential payouts under the other retention agreements; (iii) redeem the rights issued under the stockholder rights agreement and (iv) publicly recommend the tender offer and subsequent merger. Radyne’s conditional offer equates to $.085 per Share, making the proposed new Offer Price $1.635 per Share.

     Upon receipt of Radyne’s letter, Mr. Placek immediately referred the letter to the independent committee of the Board for its analysis and recommendation to the full Wegener Board. Late that afternoon, the independent committee met via teleconference with its independent legal counsel and representatives of Morgan Keegan, which had also been provided a copy of Radyne’s letter. The independent committee reviewed the conditions specified by Radyne and noted that Radyne’s letter did not constitute an increased Offer Price but rather was a conditional offer to increase such price. The independent committee then discussed the proposed $.085 increase in the Offer Price with Morgan Keegan. Morgan Keegan reported that it had reviewed and updated its May 1 analyses and had engaged in extensive discussions with Wegener management regarding current business developments. After further discussion with Morgan Keegan and legal counsel, the independent committee concluded that even if the conditions specified in Radyne’s letter were acceptable and the Offer Price were increased to $1.635 per Share, such increase in the proposed Offer Price was not material and would still be grossly inadequate and unfair to Wegener stockholders. The independent committee also reiterated that the Company is not for sale at the present time.

     The independent committee then met via teleconference with the full Wegener Board and delivered the conclusions of its analysis of Radyne’s May 13 letter. The Wegener Board, after full discussion, accepted all of the recommendations of the independent committee, concluding that (i) the conditions outlined in the Radyne letter are not acceptable, (ii) even if offered, $1.635 per Share is grossly inadequate and unfair to Wegener stockholders, and (iii) the Company is not for sale at the present time.

     At the same time that the full Wegener Board was meeting with the independent committee, Radyne filed with the SEC preliminary proxy materials in connection with a solicitation of consents under Delaware law, seeking to amend certain provisions of Wegener’s By-laws, expand the number of directors on the Wegener Board to 15 and appoint nine identified individuals to fill those vacancies. The purpose of Radyne’s consent solicitation is to gain control of the Wegener Board and remove all impediments to the tender offer and subsequent merger. Counsel to Wegener advised the Wegener Board of Radyne’s filing during the Board meeting, and, after significant discussion, the Board authorized Wegener’s counsel to prepare proxy materials on behalf of Wegener seeking revocations of any consents that may be received through the Radyne solicitation.

     On May 14, Mr. Placek sent a letter to Mr. Fitting, and Wegener issued a press release, each announcing the conclusions of the Wegener Board with respect to Radyne’s conditional offer to raise the Offer Price. In addition, Wegener issued another press release announcing its initial reaction to Radyne’s

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filing of preliminary proxy materials to solicit consents, and filed such press release under cover of Schedule 14A.

     Item 9. Exhibits.

     Item 9 is hereby amended and supplemented by adding thereto the following:

Exhibit No.	Description

(a)(8)	Press Release dated May 14, 2003 issued by Wegener Corporation responding to proposed increase in offer price

(a)(9)	Letter dated May 14, 2003 from Robert A. Placek to Robert C. Fitting

(a)(10)	Press Release dated May 14, 2003 issued by Wegener Corporation responding to Radyne’s Filing of Preliminary Proxy Materials to Solicit Consents (incorporated by reference from the Registrant’s Schedule 14A filed May 14, 2003)

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SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

WEGENER CORPORATION

	By:	/s/ Robert A. Placek Robert A. Placek Chairman of the Board, President and Chief Executive Officer

Dated: May 14, 2003

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Exhibit Index

Exhibit No.	Description

(a)(8)	Press Release dated May 14, 2003 issued by Wegener Corporation responding to proposed increase in offer price

(a)(9)	Letter dated May 14, 2003 from Robert A. Placek to Robert C. Fitting

(a)(10)	Press Release dated May 14, 2003 issued by Wegener Corporation responding to Radyne’s Filing of Preliminary Proxy Materials to Solicit Consents (incorporated by reference from the Registrant’s Schedule 14A filed May 14, 2003)